PROSPECTUS                              Filed pursuant to Rule 424(b)(3)
                                              Registration No. 333-51660


                              PICK-UPS PLUS, INC.

                        1,845,000 SHARES OF COMMON STOCK
                TO BE SOLD BY CERTAIN SELLING SECURITYHOLDERS
  1,999,332 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF WARRANTS

     This prospectus related to the offer and sale 3,844,332 shares of our common stock, par value $.001 per share, which includes 1,845,000 shares of common stock for sale by eight of our shareholders identified in this prospectus and includes shares of our common stock issuable upon the exercise of 1,999,332 warrants held by six individuals, exercisable at $.15 (fifteen cents) per share. These shareholders are referred to throughout this prospectus as "selling securityholders". Our common stock trades on the Over-the-Counter ("OTC") Bulletin Board under the symbol "PUPS". On December 6, 2000, the last sale price of our common stock on the OTC Bulletin Board was $.375 per share.

     The shares registered herein will become tradeable on the effective date of this prospectus. The selling securityholders will receive the proceeds from the sale of their shares and we will not receive any of the proceeds from the sales other than an aggregate of $299,899 that we may receive upon the exercise of outstanding warrants. The selling securityholders, directly or through agents, dealers or representatives to be designated from time to time, may sell their shares on terms to be determined at the time of sale. See "Plan of Distribution."

INVESTING IN THE COMMON STOCK OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" CONTAINED IN THIS PROSPECTUS BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          The date of this prospectus is December 26, 2000

      We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to the "Company", "we", "us" and "our" refer to Pick-Ups Plus, Inc., a Delaware corporation.


                         TABLE OF CONTENTS
                         -----------------
                                                                 Page
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Disclosure Regarding Forward Looking Statements. . . . . . . . . . 10
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . 11
Management's Discussion and Analysis of Financial Condition
 and Results of Operations . . . . . . . . . . . . . . . . . . . . 11
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Security Ownership Of Certain Beneficial Owners and Management . . 21
Certain Relationships and Related Transactions . . . . . . . . . . 21
Selling Securityholders. . . . . . . . . . . . . . . . . . . . . . 22
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . 24
Description of Securities. . . . . . . . . . . . . . . . . . . . . 26
Where You Can Find Additional Information. . . . . . . . . . . . . 28
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Index to Financial Statements. . . . . . . . . . . . . . . . . . . F-1


                          ----------------------

                            PROSPECTUS SUMMARY
                            ------------------

     The following is a summary of certain information found elsewhere in this prospectus. Reference is made to, and this summary is qualified by, the more detailed information set forth in this prospectus, which should be read in its entirety.

Our Company

     We are a franchisor, wholesaler, retailer and installer of accessories for trucks and sports utility vehicles. We currently have eight franchised stores which are located in Kentucky, Indiana, Iowa, Oregon, Pennsylvania, Idaho and California and three company-owned stores in Ohio, Indiana and Kentucky which serve as prototype stores for our franchise system.

     We were incorporated in Delaware on February 22, 1993 under the name Mr. Pickup Co. and on October 31, 1994 we amended our certificate of incorporation to change our name to Pick-Ups Plus, Inc.

     Our principal executive offices are located at 5181 Natorp Boulevard, Mason, Ohio 45040. Our telephone number is: (513) 398-4344 and our fax number is (513) 398-4271. We maintain an Internet web site located at http://www.pickups-plus.com. Information contained on our web site is not part of this prospectus.

                                  THE OFFERING

Number of shares of common stock outstanding       10,745,100 shares (1)

Common stock offered by selling securityholders    3,844,332 shares (2)


Use of Proceeds                                    We will not receive any
                                                   proceeds from the sale of
                                                   the shares of common stock
                                                   registered in this
                                                   prospectus other than the
                                                   $299,899 we might receive
                                                   upon the exercise of
                                                   1,999,332 outstanding
                                                   warrants.

Plan of Distribution                               The offering of our shares
                                                   of common stock is being
                                                   made by shareholders of
                                                   our company who wish to
                                                   sell their shares.  Sales
                                                   of our common stock may be
                                                   made by the selling
                                                   securityholders in the
                                                   open market or in
                                                   privately negotiated
                                                   transactions and at
                                                   prices, fixed prices or
                                                   negotiated prices.

Risk Factors                                       There are substantial risk
                                                   factors involved in
                                                   investing in our company.
                                                   For a discussion of
                                                   certain factors you should
                                                   consider before buying
                                                   shares of our common
                                                   stock, see the section
                                                   entitled "Risk Factors".

OTC Bulletin Board Symbol                          "PUPS"
______________

(1) Such figure does not include 1,999,332 shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $.15(fifteen cents)per share.

(2) Such figure includes and assumes the conversion of 1,999,332 shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $.15(fifteen cents)per share.

Selected Financial Data

The following information is taken from our audited financial statement as of December 31, 1999 and 1998 and our unaudited consolidated financial statements for the nine months ended September 30, 2000 and 1999. The financial information set forth below should be read in conjunction with the more detailed financial statements (including notes thereto) appearing elsewhere in this prospectus.



                                     YEAR ENDED            NINE MONTHS ENDED
                                     December 31,             September 30
                                 1999        1998            2000       1999
Income Statement Data:

Revenues                     $  954,190  $ 318,239   $1,074,270   $  750,696
Costs and Expenses            1,229,967    331,745    1,587,967      923,894
Net Income (Loss)              (275,777)   (13,506)    (513,697)    (173,198)
Income (Loss) Per Share      $     (.04)         -   $     (.07)  $     (.03)
Average Shares Outstanding    6,751,050  6,184,291    6,845,415    6,752,309

Balance Sheet Data
Working Capital (Deficit)    $ (144,411)  $104,594   $ (700,138)
Total assets                     94,066    134,717      588,725
Long Term Debt                   52,216     24,781      197,563
Shareholder's Equity (Deficit) (156,757)   105,634     (434,200)




                                   RISK FACTORS

     An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus before investing in the common stock offered hereby. The price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.
You also should refer to the other information included in this prospectus, including the financial statements and related notes thereto. In addition, the risks described below are not the only ones facing us. We have described only the risks we consider material. However, there may be additional risks that we view as not material or of which we are not presently aware.

     If any of the events described below were to occur, our business, prospects, financial condition or results of operations or cash flow could be materially adversely affected. When we say that something could or will have a material adverse effect on it, we mean that it could or will have one or more of these effects.

Special note regarding forward-looking statements

     This prospectus may contain certain forward-looking statements and information relating to us that are based on beliefs and its principals as well as assumptions made by and information currently available to them. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, expansion opportunities, and profitability. When used in these documents, the words "anticipate," "feel," "believe," "estimate," "expect," "plan," and "intend" and similar expressions, as they relate to us or our principals, are intended to identify forward-looking statements. Such statements reflect the current view of respecting future events and are subject to certain risks, uncertainties, and assumptions, including the meaningful and important risks and uncertainties noted, particularly those related to our operations, results of operations, and growth strategy, liquidity, competitive factors and pricing pressures, changes in legal and regulatory requirements, general economic conditions, and other factors described in this prospectus.

WE HAVE A SHORT OPERATING HISTORY BY WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS AND HAD A LOSS IN 1999 AND IN THE NINE MONTHS ENDED SEPTEMBER 30, 2000.

           We were incorporated in 1993 and have a limited operating history from which to evaluate our business and prospects. We had a loss of $13,506 for the year ended December 31, 1998, a loss of $275,777 for the year ended December 31, 1999, and a loss of $513,697 in the nine months ended September 30, 2000. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our franchised stores. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE FOR OUR OPERATIONS AND IF WE ARE UNABLE TO SECURE SUCH FINANCING, WE MAY NOT BE ABLE TO SUPPORT OUR OPERATIONS.

     Future events, including the problems, delays, expenses and difficulties frequently encountered by companies, may lead to cost increases that could make our funds insufficient to support our operations. We may seek additional capital, including an offering of our equity securities, an offering of debt securities or obtaining financing through a bank or other entity. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to a debt allowance. If we need to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. We could suffer adverse consequences if we are unable to obtain additional capital when needed.


WE MUST COMPLY WITH FEDERAL AND STATE FRANCHISE REGULATIONS AND IF WE SHOULD FAIL TO MATERIALLY COMPLY WITH SUCH REGULATIONS, IT MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS OPERATIONS.

     The offer and sale of franchises is subject to extensive federal and state laws and substantial regulation under such laws by government agencies, including the Federal Trade Commission ("FTC")and various state authorities. Pursuant to FTC regulations, we are required to furnish to prospective franchisees a current franchise offering disclosure document containing information prescribed by the FTC. We use Uniform Franchise Offering Circulars to satisfy this disclosure obligation. In addition, in certain states, we are required to register or file with such states and to provide prescribed disclosures. We are required to update our offering disclosure documents to reflect the occurrence of material events. The occurrence of any such events may from time to time require us to cease offering and selling franchises until the disclosure document relating to such franchising business is updated. There can be no assurance that we will be able to update our disclosure documents (or in the case of any newly acquired franchising business, prepare an adequate disclosure document) or become registered in certain states in a time frame consistent with our expansion plans, that we will not be required to cease offering and selling franchises or that we will be able to comply with existing or future franchise regulation in any particular state, any of which could have an adverse effect our results of operation.

THE LOSS OF OUR KEY EMPLOYEES MAY ADVERSELY AFFECT OUR GROWTH OBJECTIVES.

     Our success in achieving our growth objectives depends upon the efforts of our top management team including the efforts of John Fitzgerald, our President, as well as other of our management members. The loss of the services of any of these individuals may have a material adverse effect on our business, financial condition and results of operations. We can give no assurance that we will be able to maintain and achieve our growth objectives should we lose any or all of these individuals' services.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND/OR RETAIN QUALIFIED PERSONNEL.

      A change in labor market conditions that either further reduces the availability of employees or increases significantly the cost of labor could have a material adverse effect on our business, our financial condition and results of our operations. Our business is dependent upon our ability to attract and retain sales personnel, business administrators and corporate management. We can give no assurance that we will be able to employ a sufficient number of such personnel in order to accomplish our growth objectives.

MANY OF OUR COMPETITORS ARE LARGER AND HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THOSE ADVANTAGES COULD MAKE IT DIFFICULT FOR US TO COMPETE WITH THEM.

     The wholesale/retail industry for the accessories of trucks and sports utility vehicles is extremely competitive and includes several companies which have achieved substantially greater market shares than we have, and have longer operating histories, have larger customer bases, have substantially greater financial, development and marketing resources than we do. If overall demand for our products should decrease it could have a material adversely affect on our operating results.

WE MAY, IN THE FUTURE, ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK WHICH WOULD REDUCE INVESTORS PERCENT OF OWNERSHIP AND MAY DILUTE OUR SHARE VALUE.

     Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The future issuance of all or part of our remaining authorized common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common or preferred stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

THE SHARES AVAILABLE FOR SALE IMMEDIATELY BY THE SELLING SECURITYHOLDERS COULD SIGNIFICANTLY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

      The market price of our common stock could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of our common stock and could also harm our ability to raise additional capital by selling equity securities. We have 10,745,100 shares of our common stock outstanding and there are warrants outstanding to purchase an aggregate of 2,819,332 shares of our common stock, exercisable at prices ranging from $.15 per share to $.21 per share. The exercise of these warrants at a price less than the market price could dilute the value of outstanding shares and depress the market price. The perception that these warrants may be exercised for or converted into common stock that could be sold into the public market could adversely affect the market price of our common stock.
In addition, after a one-year holding period, shares held by our non-affiliates will become eligible for trading, pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission, without any additional payment to us or any increase in our capitalization.

SHARES ELIGIBLE FOR FUTURE RESALE

         As of December 7, 2000, we had an aggregate of 10,745,100 shares of our common stock issued and outstanding. Of the 10,745,100 shares outstanding and not registered for sale in this prospectus, 8,615,100 shares are "restricted securities," which may be sold only in compliance with Rule 144 under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year after payment therefor may sell, in brokers' transactions or to market makers, an amount not exceeding 1% of the outstanding class of securities being sold, or the average weekly reported volume of trading of the class of securities being sold over a four-week period, whichever is greater, during any three-month period. (Persons who are not our affiliates and who had held their restricted securities for at least two years are not subject to the volume or transaction limitations.) The sale of a significant number of these shares in the public market may adversely affect prevailing market prices of the our securities.



SELLING SECURITYHOLDERS MAY SELL SECURITIES AT ANY PRICE OR TIME WHICH MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR COMMON STOCK.

     After effectiveness of this prospectus, the non-affiliated selling securityholders may offer and sell their shares at a price and time determined by them without subject to Rule 144. The timing of sales and the price at which the shares are sold by the selling securityholders could have an adverse effect upon the public market for our common stock. See "Plan of Distribution".

MANAGEMENT AND AFFILIATES OWN ENOUGH SHARES TO CONTROL SHAREHOLDER VOTE

     Our executive officers, directors, affiliates and entities controlled by them, own approximately 55% of the outstanding shares of common stock. As a result, these executive officers and directors will control matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our certificate of incorporation or other material corporate actions.


SINCE WE HAVE NOT PAID ANY DIVIDENDS ON OUR COMMON STOCK AND DO NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE, A PURCHASER IN THIS OFFERING WILL ONLY REALIZE AN ECONOMIC GAIN ON HIS OR HER INVESTMENT FROM AN APPRECIATION, IF ANY, IN THE MARKET PRICE OF OUR COMMON STOCK.

     We have never paid, and have no intentions in the foreseeable future to pay, any cash dividends on our common stock. Therefore an investor in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.

THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

      Our securities may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker- dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our securities if such securities maintain a market price of $5.00 or greater. We can give no assurance that the price of our securities will reach or maintain such a level.

IN THE FUTURE, THE AUTHORIZATION OF OUR PREFERRED STOCK MAY HAVE AN ADVERSE EFFECT ON THE RIGHTS OF HOLDERS OF OUR COMMON STOCK.

     We may, without further action or vote by our shareholders, designate and issue additional shares of our preferred stock. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the common stock and thereby reduce the value of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make the possible takeover of us or the removal of our management more difficult and discharge hostile bids for control of us which bids might have provided shareholders with premiums for their shares.


OUR OFFICERS AND DIRECTORS HAVE LIMITED LIABILITY AND HAVE INDEMNITY RIGHTS

     Our Certificate of Incorporation and By-Laws provide that we may indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.


               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future demand for our services and products, supply, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward- looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                               USE OF PROCEEDS

     The shares of common stock covered by this prospectus are to be sold by our shareholders and we will not receive any proceeds from such sales other than the $299,899 we might receive upon the exercise of outstanding warrants.


                          PRICE RANGE OF OUR COMMON STOCK

Market Information

     Our common stock is quoted on the OTC Bulletin Board under the symbol "PUPS". The following table sets forth the range of high and low bid quotations of our common stock, as reported on the OTC Bulletin Board, for the periods indicated. The prices represent inter-dealer quotations, which do not include retail markups, markdowns or commissions, and may not represent actual transactions.

                                  Common Stock

                                             High           Low
                                                   2000
                                                   -----

First Quarter...............................$4.00          $3.50
Second Quarter .............................$3.875         $0.9062
Third Quarter ..............................$1.9375        $0.3125
Fourth Quarter
   until December 5 .....................   $0.6875        $0.2188



SECURITY HOLDERS

     At December 7, 2000 there were 10,745,100 shares our common stock outstanding which were held by approximately 50 stockholders of record.


DIVIDEND POLICY

         We have not paid any dividends on our common stock, and it is not anticipated that any dividends will be paid in the foreseeable future. Our Board of Directors intends to follow a policy of using retained earnings, if any, to finance our growth. The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including the our earnings, if any, financial condition, capital requirements and other factors.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to provide an analysis of our financial condition and should be read in conjunction with our financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for our growth, trends in the results of our development, anticipated development plans, operating expenses and our anticipated capital requirements and capital resources. Our actual results could differ materially from the results discussed in the forward-looking statements.

Introduction:

     We were formed in 1993 as a franchisor, wholesaler, retailer and installer of accessories for trucks and sports utility vehicles. We currently have 8 franchised stores which are located in Kentucky, Indiana, Iowa, Oregon, Pennsylvania, Idaho and California and three company-owned stores in Ohio (acquired on September 30, 1998, as the prototype store), Kentucky (acquired in May 2000) and Indiana (acquired in August 2000). These acquisitions were recorded under the purchase method of accounting.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2000 vs. September 30, 1999:
------------------------------------------------------------

Revenues for the nine month periods ended September 30, 2000 and 1999 consist primarily of net sales generated by our retail stores and are also derived from initial franchise fees and continuing royalty fees. When comparing 1999 to 2000, revenues increased from $751,000 to $1,074,000, an increase of 43%.

Cost of sales as a percentage of retail sales was 65% and 73% for the nine month periods ended September 30, 2000 and 1999, respectively. Management believes that the improvement in 2000 was due to product mix and more closely monitored costs.

Selling, general and administrative expenses increased from $449,000 to $979,000 when comparing September 30, 1999 to the same period in 2000, primarily due to the following: (i) the continuation in 2000 of an aggressive advertising program to help accelerate the name recognition of Pick-Ups Plus as well as the franchise opportunity which resulted in increased expenses as discussed above; (ii) increase in professional fees due primarily to expenses relating to the preparation for an initial public offering of our common stock and (iii) additional overhead expenses associated with the new stores in Kentucky and Indiana which we acquired in May 2000 and in August 2000, respectively.

The Company was also able to recover royalties receivable, which were written off in prior years, aggregating $70,578 during the nine months ended September 30, 2000. This recovery was the result of the acquisition of the operations of the Kentucky store which was consummated on May 1, 2000.

During the nine months ended September 30, 2000, we incurred interest expense of $23,600 as a result of borrowings under our bank credit lines as well as certain equipment financing. This compares to no such costs in the prior year nine month period.

As a result of the above, the Company reflected a net loss of approximately $514,000 ($.07 per share) for the nine months ended September 30, 2000 as compared to a loss of approximately $173,000 for the nine months ended September 30, 1999, ($.03 per share).

RESULTS OF OPERATIONS

Year ended December 31, 1999 vs. December 31, 1998:
---------------------------------------------------

Revenues for the years ended December 31, 1999 and 1998 resulted primarily from the net sales generated by the retail stores, from initial franchise fees and from continuing royalty payments. Total revenues increased to $954,000 in 1999 from $318,000 in 1998, an increase of 200%. Management attributes this increase to the opening of new stores.

Cost of sales as a percentage of retail sales for 1999 was approximately 73% while for 1998 it approximated 63%. This increase in cost was primarily due to product mix. Management intends to closely monitor purchases in future periods.

Selling, general and administrative expenses increased from $203,000 in 1998 to $600,000 in 1999 as we hired more personnel and experienced increased professional fees due to becoming a public company.

During the year ended December 31, 1999, we incurred $20,000 of interest costs as compared to no costs for 1998. This interest was due to borrowings under a bank line of credit and various equipment financings.

For the year ended December 31, 1999,we reflected a net loss of $276,000 or $.04 per share. For the year ended December 31, 19998, we reflected a loss of $13,506 or -0- per share. The reasons for the increased loss in 2000 can be derived from the discussion above.

LIQUIDITY AND CAPITAL RESOURCES:

As of September 30, 2000, current liabilities exceeded current assets by approximately $700,000. As of December 31, 1999, current liabilities exceeded current assets by approximately $144,000.

We used $289,000 in cash to support our operating needs in 2000 as compared to $138,000 in 1999 and we used $200,000 in 2000 for our investing activities. This use of cash was offset by the proceeds from the sale of common stock purchase warrants in 2000 and borrowings under our credit lines with two banks.

On May 1, 2000, we completed the acquisition of the assets of a franchisee. The purchase price of $286,942, was offset by royalties owed to us which are being recovered from this franchisee, aggregating $73,042, (including $70,578 from prior years). The remaining balance of $213,900 is payable in cash of $175,000 and 19,450 shares of our common stock valued at $2.00 per share. We paid $60,000 at the time of closing and an additional $50,000 through September 30, 2000. The remaining cash portion of the purchase price is due in monthly installments through December 2000.


On August 18, 2000, we completed the acquisition of certain net assets of a second franchisee. Assets acquired included store fixtures and inventory and we assumed certain accounts payable and a bank loan.

We currently have insufficient funds available for operations and would be required to seek additional financing to supplement cash generated from the operations of our three company owned retail stores. Our management team is undergoing discussions with outside parties to rectify this situation. We may determine, depending on the opportunities available to us, to seek additional equity or debt financing to fund the cost of our operations.
There can be no assurance that additional financing will be available to us on commercially reasonable terms, or at all. In the event that we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations.

We are not aware of any material trend, event or capital commitment which would potentially adversely affect liquidity.

OTHER:

Except for historical information contained herein, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending, the amount of sales of our products, the competitive environment within the automotive aftermarket industry, our ability to continue to expand our operations, the level of costs incurred in connection with our expansion efforts, economic conditions and the financial strength of our customers and suppliers.

                               THE COMPANY

BUSINESS

         In 1993, Fitzgerald Urethane, Inc. opened a retail store for trucks and sports utility vehicle accessories in Cincinnati, Ohio, which did business as Pick-Ups Plus. On February 22, 1993, John Fitzgerald founded Mr. Pickup Co. to act as a franchisor of similar stores and, on October 3, 1994, amended the certificate of incorporation of Mr. Pickup Co. to change its name to Pick-Up Plus, Inc.

     We sold our first franchise, located in Florence, Kentucky, in 1996. The following year, we sold two additional franchises, one in South Bend, Indiana and the other in Des Moines, Iowa. In 1998, we added new franchises in Portland, Oregon and in Pittsburgh, Pennsylvania. In 1999 and 2000 we added franchises in California, Idaho, Ohio, Indiana, Kentucky and Iowa. We currently have eight franchised locations operated by independent franchisees. We currently maintain three company-owned stores in Ohio, Indiana and Kentucky which serve as prototype stores for our franchise system.

     We are a Delaware corporation with our executive offices located at 5181 Natorp Boulevard, Mason, Ohio 45040. Our telephone number is (513) 398-4344 and our fax number is (513) 398-4271. We maintain an Internet web site located at http://www.pickups-plus.com.

OUR FRANCHISE SYSTEM

         THE TYPICAL FRANCHISE UNIT. While each store within our franchise system is unique in many aspects, there are several similarities from one franchise unit to the next. This section presents a profile of the "typical" store within the Pick-Ups Plus franchise system.

         FACILITIES. The Picks-Ups Plus store is designed and merchandised to be a toy store for pick-up truck and sports utility vehicle enthusiasts.
Each store offers a wide selection of automotive products designed to cover a broad range of specific vehicle applications. Products are displayed for maximum appeal, profitability, and traffic flow. The typical store features approximately 4,000 square feet of space, with 1,500 feet devoted to the retail showroom, 2,000 feet to the installations facility, and 500 feet for storage, common area, and office use.

PRODUCTS AND SERVICES

         ACCESSORIES - The typical Pick-Ups Plus store, consisting of 4,000 square feet of space, offers a variety of merchandise to accessorize trucks and sports utility vehicles. Popular product categories include: grille accessories, running boards, chrome light bars, fiberglass fender flares, ladder racks, bug guards, heavy-duty floor mats, oversized visors, headlight covers, toolboxes, bed liners, caps and step bars.

         INSTALLATION - Each store's installation service is an important profit center. Products typically installed by the stores include: running boards, bug shields and tonnue tops.

         STAFFING. The franchisee is on-site during the vast majority of, if not all, hours of operation, is responsible for all operations, and has direct responsibility for marketing, financing, hiring personnel and product purchasing. The franchisee is also active with in-store selling, merchandising, and customer service. The typical owner-operator takes his compensation in the form of the store's distributed profits.

         In addition to the franchisee, a typical store employs three full-time associates who assist in managing in-store sales and customer service. The sales associates are trained in customer-oriented selling techniques and must remain highly-informed regarding all of the stores products and services.

         MARKETING AND ADVERTISING. We believe that each store serves as a marketing tool for our products and for the franchise opportunity. We design and build our franchised stores with a high visual impact and our products are merchandised for maximum appeal and in accordance with in-store traffic. Uniformed and trained sales associates remain readily available to help customers with product selection.

         Store-level advertising efforts are supplemented by advertisements developed and placed by the franchiser. Store-initiated advertising may include, but not be limited to utilizing print media such as multi-page catalogs, television and radio commercials, newspaper advertisements and various in-store promotions.

         Pick-Ups Plus stores generate maximum productivity from their client bases by maintaining detailed information about all past and current customers. Mailings are sent regularly to these customers promoting new products and services or other special promotions. Promotional post cards are sent to acquired lists of new truck and sport utility vehicle owners in the market areas.

         FRANCHISE FEES. The fee for the rights to establish a Pick-Ups Plus franchise is $25,000, payable upon the signing of the franchise agreement and before the commencement of training or franchise operations. Royalties, equal to 6% of the franchisee's previous week sales, are paid on a weekly basis.

         OTHER RESPONSIBILITIES. To insure the success of our franchisees and the system in general, we require that our franchisees meet certain additional requirements such as the allocation of a minimum marketing budget (at least $1,500 per month or 4% of gross sales, whichever is larger) and the acquisition of proper insurance coverage (including a minimum of $1 million coverage each for general aggregate, product, and personal injury coverage).


COMPANY SUPPORT

         MARKET-TESTED PRODUCTS AND OPERATIONS APPROACH - Since 1993, we have refined all aspects of store operations, including merchandising, product/service mix, and promotional materials. A 187 page operations manual covering all aspects of operations serves as the franchisee's first source of reference for operational questions.

         TRAINING - Our franchisees receive 18 days of intensive training and orientation. Training covers all aspects of operations including: store operations, ordering inventory, inventory control, installation of products sold, store maintenance and merchandising (in-store training), office procedures, forms, ordering items (in-store training), sales training, and dealing with customers and employees.

         CONTINUED MANAGEMENT SUPPORT - Support efforts include regular operational visits and phone consultations from Mr. Fitzgerald, our President and Chief Executive Officer, and other support professionals. Helpful management information is also distributed through regular educational seminars, conferences, bulletins, and newsletters. We host an informative Internet web site located at http://www.pickups-plus.com that all franchisees have access to. On our web site, the franchisee can exchange sales tips, installation tips, access information about other franchise stores, managers and supplier information. Additionally, the web site gives the franchisees the ability to communicate directly with us and other franchisees through an on-line mailbox system.

         CONTINUED MARKETING SUPPORT - Franchisees benefit from our overall marketing efforts. Our corporate marketing campaign creates awareness and positive perceptions that are then amplified by the franchisees' own local marketing efforts. Our franchisees benefit from their affiliation with a larger, recognizable organization.

         BUYING POWER - Through its favorable vendor relationships, we enable our franchisees to purchase items in small quantities at significant discounts normally reserved for volume purchases. No franchisee is required to purchase any products from us.

         SITE SELECTION - We offer our franchisees assistance with site selection, market analysis, specific site evaluation, and lease negotiations. Substantially all of our Pick-Ups Plus stores are based on standard store formats resulting in generally consistent appearance, merchandising and product mix.

         STORE OPENING - We assist our franchisees in designing layouts and merchandising their stores. We help the franchisees identify preferred vendors for fixtures, insurance, and other pre-opening requirements. We also provide on-site store opening assistance for the first week of the franchisee's operations.

         FRANCHISE AGREEMENT - The initial term of the franchise agreement is for five (5) years and may be renewed by the franchisee for an additional five
(5) years. We may terminate a franchise agreement in the event the franchisee breaches the terms of the franchise agreement.

STORE LOCATIONS

         We have three company-owned store located at 11370 Reading Road, Cincinnati, Ohio 45241; 107 E. McGalliard Road, Muncie, Indiana 47303; and 8045A Connector Drive, Florence, Kentucky 41042.

         The following table sets forth the locations of the Pick-Ups Plus stores as of the date hereof:



State Location         Number of franchised stores      Company-owned stores
--------------         ---------------------------      --------------------
Indiana                           1                           1
Oregon                            1
Pennsylvania                      1
Kentucky                          1                           1
Iowa                              1
Ohio                              1                           1
California                        1
Idaho                             1
----------------------------------------------------------------------------
Total                             8                           3



FRANCHISE MARKETING

         Our marketing strategy for franchise sales is based on the sale of individual franchise stores to business-minded individuals. We do not have any area development agreements to open multi- store franchises. We believe that the market opportunity for our Pick-Ups Plus stores is nationwide. We seek franchisees by attending franchise and business opportunity shows, advertising in national publications and through our web site.

COMPETITION

         Franchising - We compete directly with many other local and national franchisors which are also seeking to sell their franchises or business opportunities to prospective franchisees. We are aware of only one other franchiser of truck accessory stores, Trucking America, Inc., a privately held company located in Winston-Salem, North Carolina.

         Merchandise - Our franchisees compete against local auto parts stores, specialized truck accessory stores and national auto parts chains such as AutoZone, Pep Boys and Discount Auto Parts. Major retailers, such as Wal-Mart, K-Mart and Sears also offer a limited selection of truck accessories. Some of our competitors are also general, full range, traditional department stores which carry automotive accessories. Certain of our competitors are larger in terms of sales volume, store size, resources and have been operating longer than we have. We believe that we maintain a competitive position in terms of depth and breadth of product line, price, quality or personnel and customer service.

TRADE NAMES AND SERVICE MARKS

         We currently hold a federal trademark registration from the United States Patent and Trademark Office (No: 974468789) for "PICK-UPS PLUS" .
Such trademark rights were issued to John Fitzgerald in 1995 and, in May 1996, John Fitzgerald assigned such trademark rights to us for a twenty year term at a nominal cost. In addition, we hold copyrights in connection with all of our training manuals and materials which we consider proprietary products. We are not aware of any current use of similar marks. We also maintain a registered domain name for our web-site located at http://www.pickups-plus.com.

REGULATION

         The offer and sale of franchises is subject to extensive federal and state laws and substantial regulation under such laws by government agencies, including the Federal Trade Commission ("FTC") and various state authorities. Pursuant to FTC regulations, we are required to furnish to prospective franchisees a current franchise offering disclosure document containing information prescribed by the FTC. We use Uniform Franchise Offering Circulars to satisfy this disclosure obligation. In addition, in certain states, we are required to register or file with such states and to provide prescribed disclosures. We are required to update its offering disclosure documents to reflect the occurrence of material events. The occurrence of any such events may from time to time require us to cease offering and selling franchises until the disclosure document relating to such franchising business is updated. There can be no assurance that we will be able to update its disclosure documents (or in the case of any newly acquired franchising business, prepare an adequate disclosure document) or become registered in certain states in a time frame consistent with its expansion plans, that we will not be required to cease offering and selling franchises or that we will be able to comply with existing or future franchise regulation in any particular state, any of which could have an adverse effect our results of operation.

         We are also subject to a number of state laws that regulate certain substantive aspects of the franchiser-franchisee relationship, such as termination, cancellation or non-renewal of a franchise (including requirements that "good cause" exist as a basis for such termination and that a franchisee be given advance notice of and a right to cure a default prior to termination) and may require the franchiser to deal with its franchisees in good faith, prohibit interference with the right of free association among franchisees, and regulate discrimination among franchisees in charges, royalties or fees. If we are unable to comply with the franchise laws, rules and regulations of a particular state relating to offers and sales of franchises, we will be unable to engage in offering or selling franchises in or from such state. Amendments to existing statutes and regulations, adoption of new statutes and regulations and the Company's expansion into new states and foreign jurisdictions could require us to continually alter methods of operations at costs which could be substantial.


         We believe that we are in substantial compliance with federal and state franchising laws and the regulations promulgated thereunder and have obtained all licenses and permits necessary to conduct our business. Failure to comply with such laws and regulations in the future could subject us to civil remedies, including fines or injunctions, as well as possible criminal sanctions, which would have a material adverse effect on us.

         Our retail operations and those of our franchisees are also subject to various federal, state and local laws affecting their retail businesses, including state and local licensing, labor, wage and hour, zoning, land use, construction and environmental regulations and various safety and other standards. Failure by us or our franchisees to comply with applicable regulations could interrupt the operations of the affected franchise or otherwise adversely affect the franchise or our business operations.

Employees

     As of December 1, 2000, we had approximately fourteen full time employees and nine part-time employees. We have never experienced a work stoppage and we believe that our employee relations are good. Our success depends to a large extent upon the continued services of our key managerial employees and salesmen. The loss of such personnel could have a material adverse effect on our business and our results of operations.

Properties

         We lease our principal executive office, located at 5181 Natorp Boulevard, Mason, Ohio 45040, at an annual rent of $30,800. Our lease for our executive office expires in June 2005. Our Ohio based company-owned store is located at 11370 Reading Road, Cincinnati, Ohio 45241, is leased at an annual lease rent of $26,400 and expires on March 31, 2002. Our Indiana based company-owned store is located at 107 E. McGalliard Road, Muncie, Indiana 47303, is leased at an annual base rent of $34,464 and expires in June 2006. Our Kentucky based company-owned store is located at 8045A Connector Drive, Florence, Kentucky 41042, is leased at an annual base rate of $66,720 and expires on September 30, 2001. We believe that our leased properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.


Legal Proceedings

     There is no current outstanding litigation in which we are involved in other than routine litigation incidental to ongoing business.


Transfer agent

     Our transfer agent is Florida Atlantic Stock Transfer, 7130 Nobb Hill Road, Tamarac, Florida 33321.


                            MANAGEMENT

     The following table sets forth certain information regarding the members of our board of directors and its executive officers:



      Name             Age            Position
      ----             ---            --------
John Fitzgerald        55         President and Director

Sean Fitzgerald        30         Treasurer and Executive Vice President

Joseph Lamble          58         Director

Brian Glover           37         Vice President of Operations


     Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.
Our executive officers serve at the pleasure of the Board of Directors. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.


           JOHN FITZGERALD has served as our President and a member of our Board of Directors since February 1993. In 1987, Mr. Fitzgerald founded, Fitzgerald Urethane, Inc., a truck accessories store. Prior to working with us, Mr. Fitzgerald owned and operated Reaction Plastics, Inc., a plastics manufacturing company, which he sold in 1994 to finance our franchising efforts. Prior to 1993, Mr. Fitzgerald held various positions including:
International Urethane Director for H.C. Price (1976 to 1978); Eastern Sales Manager for Foam Systems, Inc. (1978 to 1984); and regional salesman for Owens-Corning Fiberglass (1972 to 1976). Mr. Fitzgerald has 30 years experience in sales and marketing and 15 years experience in management.
Mr. Fitzgerald received a Bachelors degree in marketing from the University of Fort Lauderdale. John Fitzgerald is the father of Sean Fitzgerald, our Treasurer and executive vice president.

            SEAN FITZGERALD has served as our vice president since 1993. Mr. Fitzgerald is primarily responsible for overseeing the daily operations of the Ohio based company-owned store, training franchisees on store operations and maintaining ongoing contact with franchisees to assist in their daily operation. Mr. Sean Fitzgerald also oversees all of our advertising and marketing programs. In 1996 Sean Fitzgerald received a Bachelors degree in marketing from the University of Cincinnati. Sean Fitzgerald is the son of John Fitzgerald, our President.

           JOSEPH LAMBLE has served as a member of our Board of Directors since 1998. Since 1992 Mr. Lamble has served as the President of Entrepreneurial Services, Inc. doing business as Frannet Mid-America, a national group of franchise consultants located in Indiana. Mr. Lamble coauthored a franchise textbook, "Franchising 101" and is listed in the Who's Who in United States Executives. Mr. Lamble serves on the SCORE chapter of the Small Business Association. In 1982, Mr. Lamble received his Masters degree in Business Administration from California Coast University.

          BRIAN GLOVER has served as our vice president of operations since April 2000. From October 1996 through April 2000, Mr. Glover was a franchisee of a Pick-Ups Plus store located in Florence, Kentucky. From 1992 through 1996, Mr. Glover served as a sales manager for CMI Brokerage located in Norwood, Ohio. Mr. Glover received a Bachelors degree in telecommunications from Indiana University in 1986.

Involvement in Certain Legal Proceedings

      We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, promoter or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

               The following table sets forth information concerning the total compensation that we have paid or accrued on behalf of our chief executive officer during the fiscal periods ending December 31, 1997, 1998 and 1999. None of our officers received a salary and bonus in excess of $100,000 for services rendered during such fiscal years.

                           SUMMARY COMPENSATION TABLE
                             Long-Term Compensation
                          -----------------------------

         Annual Compensation                 Awards        Payouts
        ---------------------                ------        -------
Name and                             Restricted
Principal                            Stock
Position(s)       Year    Salary($)  Bonus($) Other($) Awards(# shares)
                                              Compensation

John Fitzgerald,  1999    50,000
President         1998    18,000
                  1997         0



We do not have any long term compensation plans or stock option plans.

Director Compensation

        We paid a one time issuance of 25,000 shares of our common stock to each of Joseph Lamble and Dave McConnell (a former director) for serving as directors.

Employment Agreements

         We do not have any written employment agreements with our employees.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

             The following table sets forth certain information as of the date of this prospectus regarding the beneficial ownership of our common stock held by each of our executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock.


                            Number of Shares of            Percent of
                            Common Stock                   Common Stock
                            Beneficially                   Beneficially
Name of                     Owned or Right                 Owned or Right
Beneficial Owner            to Direct Vote(1)              to Direct Vote (2)
----------------            -----------------              ------------------
John Fitzgerald                5,580,000                       52.0%

Sean Fitzgerald                  315,000                        2.9%

Joseph Lamble                     25,000                       (*)

Brian Glover                      30,000                       (*)

Insight & Opinions, Inc.(3)      810,000                        7.5%
                               -------------------------------------
Executive Officers and         5,950,000                       55.5%
Directors as a group
(4 persons)

-----------------------
(*) Represents less than one percent (1%) of the outstanding shares of our common stock.

(1) The number of shares of common stock beneficially owned by each person or entity is determined under the rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power and shares which such person or entity has the right to acquire within sixty days after December 7, 2000. The inclusion herein of any shares deemed beneficially owned does not constitute an admission by such person of beneficial ownership of such shares. The information is based upon information furnished by the persons listed.

(2) Such figures are based on 10,745,100 shares of our common stock issued and outstanding as of the date of this prospectus which does not include 1,999,332 shares of our common stock issuable upon the exercise of outstanding warrants exercisable at $.15 per share.

(3) The named beneficial holder is a marketing research and business analyst firm that received 810,000 shares of common stock as a named designee of Morgan Brewer Securities & Co., an NASD member firm with whom we have entered into a financial advisory agreement.


               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In September 1998, we acquired our franchise system's prototype store from Fitzgerald Urethane, Inc., a corporation owned by John Fitzgerald, our President, director and majority shareholder, in exchange for 144,000 shares of our common stock. We also assumed liabilities of $5,603 as of the date of the acquisition.

     As of December 31, 1999 and 1998, we were indebted to John Fitzgerald, our President, in the amount of $24,781. This loan is payable on demand and Mr. Fitzgerald has agreed not request payment for this loan prior to June 2001. While Mr. Fitzgerald has waived payment of interest, interest is being imputed at 8 1/2%per annum, and amounted to $2,106 for 1999.

      From October through December 2000, we issued an aggregate of 178,332 shares of our common stock to Seth A. Farbman, P.C. as compensation for general legal services rendered to us and for preparing this registration statement.

                           SELLING SECURITY HOLDERS

      We are registering for offer and sale by the holders thereof 3,844,332 shares of common stock held by certain securityholders which includes 1,845,000 shares of common stock for sale by eight of our shareholders identified in this prospectus and includes 1,999,332 shares of our common stock issuable upon the exercise of warrants held by six persons.

      The selling securityholders may offer their shares for sale on a continuous basis pursuant to Rule 415 under the 1933 Act. See "Risk Factors"

       All of the selling securityholders' shares registered hereby will become tradeable on the effective date of the registration statement of which this prospectus is a part.

       Based on information provided to us by the selling securityholders, the following table sets forth certain ownership and registration information regarding the shares held by each person who is a selling securityholder and by all selling securityholders as a group.


                      Number of     Number of Shares  Percent of Stock Owned
                      Shares of     of Common Stock   ----------------------
Name and Address      Common Stock  Registered         Prior to     After
of Beneficial Owner   Owned         For Sale(1)       Offering(1) Offering(2)
-----------------------------------------------------------------------------
Aspermont, Inc.          475,000(3)   475,000(3)       4.4%           (*)
c/o Peter Workin
7500 San Felipe
Road #777
Houston, TX 77063

Brewer Capital Group
LLC. (4)                   45,000      45,000           (*)           (*)
3003 South Loop West
Suite 330
Houston, TX 77054

Stephen M. Brewer (5)      36,000      36,000           (*)           (*)
3003 South Loop West
Suite 330
Houston, TX 77054

A. Hager Bryant, III (5)    9,000       9,000           (*)           (*)
3003 South Loop West
Suite 330
Houston, TX 77054

Consulting & Strategy(6)  99,332(3)    99,332(3)        (*)           (*)
International LLC
5433 Westheimer
Suite 500
Houston, TX 77056

Seth A. Farbman, P.C.(7)  178,332      178,332         1.6%           (*)
138-54 Jewel Avenue
Flushing, NY 11367

Hanover Street           316,667(3)    316,667(3)      2.9%           (*)
Partners LP LLP
14601 Bellaire
Boulevard  # 338
Houston, TX 77083

Insights and
Opinions, Inc.(8)         810,000      810,000         7.5%           (*)
10122 Holly Springs
Houston, TX 77042


                                     22



Timothy Horan, Jr.        333,334      333,334         3.1%           (*)
11309 Smithdale
Houston, TX 77024

Merger Communications,    100,000      100,000         (*)            (*)
Inc. (9)
5599 San Felipe Rd
Suite 975
Houston, TX  77056

Quest Partners LP LLP   316,667(3)   316,667(3)       2.9%            (*)
3030 Greenridge #66
Houston, TX 77057
ID: 76-0659012

Roanroke Associates Ltd  475,000(3)   475,000(3)       4.4%           (*)
c/o Peter Workin
7500 San Felipe
Road #777
Houston, TX 77063

Salomon Properties       316,666(3)   316,666(3)       2.9%           (*)
LP LLP
6802 San Remo
Houston, TX 77083

Martin Weiner            333,334      333,334          3.1%           (*)
5433 Westheimer
Suite 590
Houston, TX 77056



* Represents less than 1% of our outstanding shares of common stock

(1) Such figure is based upon 10,745,100 shares of common stock outstanding as of the date of this prospectus which figure does not include 1,999,332 shares of our common stock issuable upon the exercise of warrants exercisable at $0.15 per share.
(2) Such figure assumes the sale of all of the shares offered by the selling securityholders.
(3) Represent shares of our common stock issuable upon the exercise of warrants currently exercisable at $.15 per share.
(4) The named shareholder is the holding company of Morgan Brewer Securities & Co., an NASD member firm that has entered into an agreement with us to provide financial advisory services on a non-exclusive basis.
(5)  The named shareholder is a principal of Morgan Brewer Securities & Co.
(6)  The named shareholder's principals are Franklin C. Fisher, Jr. and Steve
     L. Tebo.
(7) The named shareholder is the law firm that helped us prepare this registration statement. Seth A. Farbman is its controlling shareholder.
(8) The named shareholder is a marketing research firm to whom 810,000 shares were designated as payment from Morgan Brewer Securities & Co.
(9)  The named shareholder performed corporate consulting services for us.


     We will not receive any proceeds from the sale of any shares by the selling securityholders other than $299,899 we might receive upon the exercise of outstanding warrants to purchase shares of our common stock. We are bearing all expenses in connection with the registration of the selling securityholder's shares offered by this prospectus.

     The shares owned by the selling securityholders are being registered pursuant to Rule 415 of the General Rules and Regulations of the Securities and Exchange Commission which Rules pertain to delayed and continuous offerings and sales of securities. In regard to the selling securityholder's shares offered under Rule 415, we have made certain undertakings in Part II of the registration statement of which this prospectus is a part pursuant to which, in general, we have committed to keep this prospectus current during any period in which offers or sales are made pursuant to Rule 415.

                             PLAN OF DISTRIBUTION

Sale of the Selling Securityholder Shares

         In this section of the prospectus, the term "selling securityholder" means and includes: (1) the persons identified in the tables above as the selling securityholders and (2) any of their donees, pledgees, distributees, transferees or other successors in interest who may (a) receive any of the common stock offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder.

         The common stock offered by this prospectus may be sold from time to time directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer those shares through underwriters, brokers, dealers, agents or other intermediaries. The selling securityholders as of the date of this prospectus have advised us that at that time there were no underwriting or distribution arrangements entered into with respect to the common stock offered hereby. The distribution of the common stock by the selling securityholders may be effected in one or more transactions that may take place on the OTC Electronic Bulletin Board (including one or more block transaction) through customary brokerage channels, either through brokers acting as agents for the selling securityholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on the OTC Electronic Bulletin Board; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders in connection with sales of the common stock.

         The selling securityholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling securityholder. The selling securityholder also may sell shares short and redeliver the shares to close out such short positions. The selling securityholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares.
The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

         The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling securityholders.

         Although the common stock covered by this prospectus are not currently being underwritten, the selling securityholders or their underwriters, brokers, dealers or other agents or other intermediaries that may participate with the selling securityholders in any offering or distribution of common stock may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized or commissions received by them may be deemed underwriting compensation thereunder.

         At the time a particular offer of common stock is made by or on behalf of a selling securityholder, to the extent required under applicable rules of the SEC, we will prepare a prospectus supplement setting forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers, agents or other intermediaries, if any, the purchase price paid by any underwriter for securities purchased from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to others, and the proposed selling price to the public.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in a distribution of the common stock offered hereby may not simultaneously engage in market making activities with respect to the common stock for a period of up to five days preceding such distribution. The selling securityholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the selling securityholders.

         In order to comply with certain state securities laws, if applicable, the common stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the common stock may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

         All costs, expenses and fees in connection with the registration of the common stock offered hereby will be borne by us. However, any brokerage or underwriting commissions and similar selling expenses, if any, attributable to the sale of the common stock will be borne by the selling securityholders.

                        DESCRIPTION OF SECURITIES

Common Stock

         We are currently authorized to issue 50,000,000 shares of common stock with $.001 par value. The holders of our common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. We anticipate that any earnings will be retained for use in our business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of our common stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

     We currently have 10,745,100 shares of our common stock outstanding. Such figure does not include 1,999,332 shares of our common stock issuable upon the exercise of outstanding warrants currently exercisable at $0.15 per share and registered herein.

Preferred Stock

         Our Board of Directors has the authority to cause us to issue without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control. No preferred stock is outstanding as of the date hereof.


Warrants

     We have warrants outstanding to purchase an aggregate of 2,819,332 shares of our common stock. 820,000 of such outstanding warrants are currently exercisable at $.21 per share and expire on November 2, 2001. The remaining 1,999,332 outstanding warrants were granted to six individuals to purchase an aggregate of 1,999,332 shares of our common stock, are currently exercisable at $.15 (fifteen cents) per share, and expire on December 1, 2003. Such warrants may not be transferred or assigned without compliance with applicable federal and state securities laws by the transferor and the transferee. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications.

Additional Information Describing Securities

     Reference is made to our Certificate of Incorporation and by-laws which are available for inspection at our offices or which can be viewed through the EDGAR data base at http://www.sec.gov as exhibits to the registration statement on Form SB-2. Reference is also made to applicable statutes of the state of Delaware for a description concerning statutory rights and liabilities of shareholders.

Reports to Shareholders

     We will furnish to holders of our common stock annual reports containing audited financial statements examined and reported upon, and with an opinion expressed by, an independent certified public accountant. We may issue other unaudited interim reports to our shareholders as we deem appropriate.


             DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     The Company's Certificate of Incorporation provides that the Company shall indemnify its directors provided that such indemnification shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law ("DGCL"), or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 under the Securities Act with respect to the securities being offered. This prospectus, filed as a part of the registration statement, does not contain certain information contained in or annexed as exhibits to the registration statements.
Reference is made to exhibits to the registration statement for the complete text. For further information with respect to us and the securities hereby offered, reference is made to the registration statement and to the exhibits filed as part of it, which may be inspected and copied at the public reference facilities of the Commission in Washington D.C., and at the Commission's regional offices at 500 West Madison Street, Chicago, IL 60604; 7 World Trade Center, New York, NY 10048; and 5757 Wilshire Boulevard, Los Angeles, CA 90034. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates and are available on the World Wide Web at: http://www.sec.gov.

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and intend to file reports and other information with the Commission. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any of the information incorporated herein by reference, not including exhibits. Such requests should be made in writing to John Fitzgerald, President, Pick-Ups Plus, Inc., 5181 Natorp Boulevard, Mason, Ohio 45040, or by telephone to (513) 398-4344.

                                LEGAL MATTERS


      The legality of the common stock included in this prospectus has been passed upon for us by Seth A. Farbman, P.C., Flushing, New York, but purchasers of such common stock should not rely on Seth A. Farbman, P.C. with respect to any other matters.

     Seth A. Farbman, P.C., owns 178,332 shares of our common stock and is a selling securityholder. Seth A. Farbman is its controlling shareholder.

                                  EXPERTS

         The financial statements as of December 31, 1999 appearing in this prospectus and registration statement have been audited by Lazar Levine & Felix, LLP, independent certified accountants, and the financial statements as of December 31, 1998 have been audited by Robert L. White, CPA, as set forth in their reports thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS

                                                                   Page(s)
Independent Auditors' Report - Current Auditor                     F - 2
Independent Auditor's Report - Predecessor Auditor                 F - 3
Balance Sheets as of December 31, 1999 and 1998                    F - 4
Statements of Operations for the Years Ended
     December 31, 1999 and 1998                                    F - 5

Statement of Shareholders' Deficit for the Years
     Ended from December 31, 1999 and 1998                         F - 6

Statements of Cash Flows for the Years Ended
     December 31, 1999 and 1998                                    F - 7

Notes to Financial Statements                                      F - 8-14

Condensed Balance Sheets - September 30, 2000 (unaudited)
      and December 31, 1999                                        F - 15

Condensed Statements of Operations - Three and Nine months Ended
        September 30, 2000 and 1999 (unaudited)                    F - 16

Condensed Statements of Cash Flows - Nine months Ended
             September 30, 2000 and 1999 (unaudited)               F - 17

Notes to Interim Condensed Financial Statements                    F - 18-19



                           INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Pick-Ups Plus, Inc.
Mason, Ohio


We have audited the accompanying balance sheet of Pick-Ups Plus, Inc. as of December 31, 1999, and the related statements of operations, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pick-Ups Plus, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




LAZAR LEVINE & FELIX LLP

New York, New York
March 24, 2000, except
as to Note 10 which is
dated March 28, 2000

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Pick-Ups Plus, Inc.
Mason, Ohio


We have audited the accompanying balance sheet of Pick-Ups Plus, Inc. (a Delaware Corporation) as of December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pick-Ups Plus, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Robert L. White, CPA
February 20, 1999

                              PICK-UPS PLUS, INC.
                                BALANCE SHEETS
                          DECEMBER 31, 1999 AND 1998


                                 - ASSETS -

BALANCE SHEET

                                                   1999          1998
                                                   ----          ----
CURRENT ASSETS:
Cash                                            $  11,188     $  37,113
Accounts receivable - net of allowance for
doubtful accounts of $3,344 and $3,906 for
1999 and 1998, respectively                         7,052        35,153
Inventories                                        33,156        36,630
Prepaid expenses and other current assets           2,800             -
                                                 --------     ---------
TOTAL CURRENT ASSETS                               54,196       108,896
                                                 --------     ---------
FIXED ASSETS (Notes 4 and 5c)                      25,365         4,821
                                                 --------     ---------
OTHER ASSETS:

Franchise development costs - net                 12,600         21,000
Other assets                                       1,905              -
                                                 --------     ---------
                                                  14,505         21,000
                                                 --------     ---------
                                               $  94,066      $ 134,717
                                               =========      =========

                   - LIABILITIES AND SHAREHOLDERS' DEFICIT -

CURRENT LIABILITIES:

Note payable - bank (Note 5a)                   $  93,100      $      -
Accounts payable                                   58,940         4,302
Accrued expenses                                   13,375             -
Loans payable - current (Note 5b)                  28,221             -
Capitalized lease payable - current (Note 5c)       4,971             -
                                                 --------     ---------
                                                  198,607         4,302
                                                 --------     ---------
NON-CURRENT LIABILITIES:

Loans payable (Note 5b)                            22,812             -
Capitalized leases (Note 5c)                        4,623             -
Loans payable - officer (Note 6)                   24,781        24,781
                                                 --------     ---------
                                                   52,216        24,781
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)


SHAREHOLDERS' DEFICIT (Note 7):


Preferred stock, $1 par value;
5,000,000 shares authorized;
none issued                                           -              -
Common stock, $.001 par value;
50,000,000 shares authorized,
6,758,000 and 6,744,000 shares
issued for 1999 and 1998, respectively              6,758        6,744
Additional paid-in capital                        197,728      184,356
Accumulated deficit                              (361,243)     (85,466)
                                                 --------     ---------
                                                 (156,757)     105,634
                                                 --------     ---------
                                                $  94,066     $134,717
                                                =========     ========


                               PICK-UPS PLUS, INC.
                             STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


STATEMENTS OF OPERATIONS

                                                  1999           1998
                                                  ----           ----


REVENUES:
Retail sales                                   $  839,420     $ 205,217
Initial franchise fees                            100,000        70,000
Royalties                                          14,770        43,022
                                                 --------     ---------
                                                  954,190       318,239

COSTS AND EXPENSES:

Costs of sales                                    610,373       128,657
Selling, general and administrative expenses      599,667       203,088
Interest expense                                   19,927             -
                                                 --------     ---------
                                                1,229,967       331,745
                                                ---------     ---------
LOSS BEFORE PROVISION (CREDIT) FOR INCOME TAXES  (275,777)      (13,506)

Provision (credit) for income taxes (Note 8)            -             -

NET LOSS                                       $ (275,777)    $ (13,506)
                                               ===========    ==========
BASIC LOSS PER COMMON SHARE                    $     (.04)    $       -
                                               ===========    ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING      6,751,050      6,184,291
                                                =========      =========

                              PICK-UPS PLUS, INC.
                      STATEMENT OF SHAREHOLDERS' DEFICIT
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


STATEMENT OF SHAREHOLDERS' DEFICIT

                         Common Stock       Additional              Total
                         ------------        Paid-in Accumulated Shareholders'
                           Shares  Amount    Capital     Deficit    Deficit
                          ------  ------    ---------- ----------  -----------
Balance at January 1, 1998  6,100,000  $  6,100  $ 60,000  $(71,960) $ (5,860)

Transfer of founder shares
to officers and directors           -         -    19,000         -    19,000

Transfer of founder shares
for consulting services             -         -    30,000         -    30,000

Issuance of shares for assets 144,000     144      25,856         -    26,000

Sale of common stock          500,000     500      49,500         -    50,000

Net loss for the year
ended December 31, 1998            -        -           -  (13,506)  (13,506)
                            -------------------------------------------------
Balance at
  December 31, 1998         6,744,000   6,744     184,356  (85,466)  105,634

Sale of common stock           14,100      14      11,266        -    11,280

Imputed interest on
shareholder loan                    -       -       2,106        -     2,106

Net loss for the year
ended December 31, 1999             -       -           - (275,777) (275,777)
                              --------------------------------------------------
Balance at
December 31, 1999          6,758,100  $6,758    $197,728 $(361,243) $(156,757)
                           ==================================================

                                 PICK-UPS PLUS, INC.
                             STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


STATEMENTS OF CASH FLOWS

                                                    1999             1998
                                                    ----             ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                         $  (275,777)    $  (13,506)
Adjustments to reconcile net loss to
net cash (utilized) by operating activities:

Depreciation and amortization                        34,191           8,579
Bad debt provision                                     (562)              -
Compensatory shares                                       -          49,000
Imputed interest on shareholder loan                  2,106               -

Changes in assets and liabilities:


Decrease (increase) in accounts receivable           28,663         (35,153)
Decrease in inventory                                 3,474               -
(Increase) in prepaid expenses and other             (4,705)              -
Increase (decrease) in accounts payable              54,638         (11,328)
Increase in accrued expenses                         13,375               -
                                                   --------         -------
Net cash (utilized) by operating activities        (144,597)         (2,408)
                                                   --------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                (30,965)              -
                                                   --------         -------
Net cash (utilized) by investing activities         (30,965)              -
                                                   --------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from short-term debt                       118,100               -
Proceeds from long-term debt                         28,840               -
Principal payments of long-term debt                 (2,807)        (10,500)
Payments of capitalized leases                       (5,776)              -
Proceeds from sale of common stock                   11,280          50,000
                                                   --------         -------
Net cash provided by financing activities           149,637          39,500
                                                   --------         -------
NET (DECREASE) INCREASE IN CASH EQUIVALENTS         (25,925)         37,092

Cash and cash equivalents, beginning of year         37,113              21
                                                   --------         -------
CASH AND CASH EQUIVALENTS, END OF YEAR            $  11,188        $ 37,113
                                                  =========        ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


(i) Cash paid during the year:


Interest                                          $  14,446              -
Taxes                                                     -              -

(ii) During 1999, the Company entered in capitalized leases for equipment in the amount of $15,370


                                  F-7


NOTE  1 - DESCRIPTION OF COMPANY:

Pick-Ups Plus, Inc., the Company, was incorporated in Delaware in 1993.  The
Company operates and franchises retail automotive parts and accessories stores catering to the light truck market, which is considered to be the fastest growing segment of the motor vehicle market in the United States. There are currently eight franchised locations in operation and one Company owned-store.
Subject to the availability of financing, the Company intends to pursue an aggressive expansion strategy by opening additional company-owned stores and franchise locations.


NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies which are considered particularly significant.

(a)  Use of Estimates:

In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.


(b)  Statements of Cash Flows:

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(c)  Fair Value:

The carrying amounts of cash, trade receivables, accounts payable and debt obligations approximate fair value.

(d)  Inventories:

Inventories, which consist solely of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market. Market is considered as net realizable value.

                                   F-8

NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(e)  Fixed Assets:

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis as follows:

Machinery and equipment               5 years
Furniture and fixtures                7 years
Transportation equipment              3 years
Assets under capitalized leases       3 years

Maintenance and repairs are expensed as incurred, renewals and betterments are capitalized.

(f)  Franchise Development Costs:

Franchise development costs represent specific identifiable costs incurred with outside parties in developing the initial franchise system, master agreements and circulars. These costs are being amortized on a straight-line basis over five years, the expected life of a franchise agreement. Accumulated amortization as of December 31, 1999 and 1998 aggregated $29,400 and $21,000, respectively. Amortization expense amounted to $8,400 for 1999 and 1998.

(g)  Revenue Recognition:

The Company recognizes revenues from retail sales of automotive parts and accessories at the point of sale.

When a franchise is sold, the Company agrees to provide certain services to the franchisee. Generally these services include assistance in site selection, training personnel, design and set-up of retail floor space and an installation center. Revenue (initial franchise fee) from the sale of an individual franchise is recognized when substantially all services to be provided by the Company have been performed. Monthly royalty fees received from the franchisees are recorded as earned.

(h)  Advertising and Promotion Costs:

Advertising and promotion costs are expensed as incurred.  For the years ended
December 31, 1999 and 1998, such costs aggregated $79,319 and $20,209, respectively.

(i)  Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to net operating loss and tax credit carry forwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Deferred taxes are provided for temporary differences between financial and tax accounting, principally for differences in the basis of fixed assets and other nondeductible expenses, as well as for net operating loss carry forwards. See also Note 8.

                                   F-9


NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(j)  Earnings (Loss) Per Share:

Basic earnings (loss) per share has been computed on the basis of the weighted average number of common shares outstanding during each period presented according to the standards of SFAS No. 128 "Earnings Per Share".
Diluted earnings (loss) per share have not been presented as the effect of the Company's 950,000 common stock purchase warrants outstanding as of December 31, 1999, on such calculation would have been antidilutive. Such securities could potentially dilute basic earnings per share in the future.

(k)  Comprehensive Income:

SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required.

NOTE  3 - BUSINESS COMBINATION:

Effective September 30, 1998, Pick-Ups Plus, Inc. entered into an asset purchase agreement with a related party to acquire a retail store in Cincinnati, Ohio, for 144,000 shares of the Company's common stock and the assumption of certain obligations totaling $15,630. The Company recorded the acquisition using the purchase method of accounting as follows:

Assets acquired               $41,630
Liabilities assumed            15,630
                              --------
Acquisition price of assets   $26,000
                              =======

Accordingly, the operations of this retail store are reflected in the financial statements from the date of acquisition.

The following unaudited pro forma data summarizes the results of operations of the Company for the year ended December 31, 1998, as if the acquisition had been completed on January 1, 1998. The pro forma data gives effect to the actual operating results prior to acquisition. The pro forma results do not purport to be indicative of the results that would have actually been achieved if the acquisition had occurred on January 1, 1998, or that may be achieved in the future.

                                            1998

Sales                                   $  942,414
Net income                                  42,617
Basic net income per share              $        -

                                   F-10

NOTE  4 - FIXED ASSETS:

Fixed assets is comprised of the following:


                                                1999         1998

Furniture and fixtures                      $  3,000      $  3,000
Machinery and equipment                        4,125         2,000
Transportation equipment                      28,840             -
Capitalized leases                            15,370             -
                                            --------      --------
                                              51,335         5,000
Less: accumulated depreciation
     and amortization                         25,970           179
                                            --------      --------
                                            $ 25,365      $  4,821
                                            ========      ========

Depreciation and amortization expense aggregated $25,791 and $179 for 1999 and 1998, respectively.


NOTE  5  - LOANS PAYABLE:

(a)  Note Payable - Bank:

In March 1999, the Company effected a promissory note in the amount of $100,000, payable to a bank. This note, originally due on July 29, 1999 was extended and now matures on March 29, 2000. Borrowings under this note, $93,100 as of December 31, 1999, are secured by the personal guarantees of the Company's President and another shareholder. The annual interest rate is equal to the bank's prime lending rate, 81/2%, as of December 31, 1999.

(b)  Loans Payable:

Loans payable as of December 31, 1999 consists of the following:

                                                            1999
                                                            ----
Demand loan payable to shareholder, interest at
an annual rate of prime + .5%                            $  25,000

Equipment loans payable                                     26,033
                                                         ---------
                                                            51,333
Less: current maturities                                    28,221
                                                         ---------
                                                         $  22,812
                                                         =========

The annual scheduled payments for these loans for the next three years, and in the aggregate, are $28,221, $3,395 and $19,417, respectively.

                                      F-11

NOTE  5 - LOANS PAYABLE (Continued):

(c)  Capitalized Lease Obligations:

The Company is the lessee of telephone and computer equipment under leases expiring through 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases, included in depreciation expense for the year ended December 31, 1999, aggregated $5,451.

Minimum future lease payments under capital leases as of December 31, 1999 and for each of the next three years and in the aggregate are:


2000                                      $   5,982
2001                                          4,669
2002                                            242
                                          ---------
Total minimum lease payments                 10,893

Less: amount representing interest            1,299
                                         ----------
                                         $    9,594
                                         ==========

The interest rates on the capitalized leases were based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.


NOTE  6 - LOANS PAYABLE OFFICER:

As of December 31, 1999 and 1998, the Company was indebted to an officer of the Company in the amount of $24,781. This loan is payable on demand and the officer has agreed to not request payments prior to June 2001. The officer has also waived payment of any interest, however, interest is being imputed at 81/2% (the Company's borrowing rate) per annum, and amounted to $2,106 for 1999.


NOTE  7 - CAPITAL STOCK AND EQUIVALENTS:

In September 1998, the Company's directors authorized an increase in the number of shares of common stock from one share to fifty million shares at $0.001 par value per share and five million shares of preferred stock at $1.00 par value per share. They also authorized a forward stock split of 6,100,000 to 1, which has been reflected retroactively to the earliest period presented.

                                        F-12


NOTE  7 - CAPITAL STOCK AND EQUIVALENTS (Continued):

As a result, the Company's founder, John Fitzgerald, now owned six million, one hundred thousand (6,100,000) shares. He then transferred part of his shares to the following parties:

300,000 shares were issued to The Southern Companies as part of their consulting contract to provide certain investment banking services.

190,000 shares were issued to the following Company directors and officers:

                                                       Shares
                                                       ------
Sean Fitzgerald, Director, Vice President
(John Fitzgerald's son)                                90,000

Erin Schueler, Director, Corporate Secretary
(John Fitzgerald's daughter)                           50,000

David McConnell, Director                              25,000

Joseph Lamble, Director                                25,000
                                                      -------
                                                      190,000

In accordance with Accounting Principles Board Opinion Number 25,
Interpretation Number 1, although these shares were transferred by the Company's sole shareholder, they were deemed to benefit the Company and were therefore accounted for as such. This resulted in the following compensation being recorded in 1998:

Officers' salaries        $ 9,000
Directors' fees            10,000
Consulting fees            30,000

In December 1998, the Company consummated a private placement of its common stock, issuing 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable common stock purchase warrants. The common stock purchase warrants are exercisable for one share of common stock at $1.00 per share until November 2, 2000. The Company may redeem the warrants at $.01 per warrant with 30-day prior written notice if the common stock bid price equals or exceeds $2.50 per share for ten consecutive trading days ending on the third day prior to the date on which such notice was given.

During 1999, the Company issued 14,100 shares of its common stock for net proceeds of $11,280.

                                    F-13

NOTE  8 - INCOME TAXES:

No provision for Federal and state income taxes has been recorded since the Company has incurred losses for 1999 and 1998. Deferred tax assets at December 31, 1999 consist primarily of the tax effect of the net operating losses which expire in years beginning in 2019 and, amounts to approximately
$90,000. The Company has provided a 100% valuation allowance on the deferred tax assets at December 31, 1999 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.


NOTE  9 - LEASE OBLIGATIONS:

The Company is obligated presently for future minimum lease payments, pursuant to renewable leases, for office and retail space, in the following amounts:

     2000             $  29,235
     2001                26,400
     2002                 6,600


Rental expense for 1999 and 1998 aggregated $32,357 and $13,452, respectively.


NOTE  10 - MANAGEMENT'S PLAN/SUBSEQUENT EVENTS:

The Company has incurred net losses for the past three years and, at December
31, 1999, had an accumulated deficit of $361,243 and negative shareholders' equity of $156,757. In addition, as of that date, current liabilities exceeded current assets by $144,411.

In March 2000, subsequent to the year end, the Company received net proceeds aggregating $112,000 as a result of the exercise of common stock purchase warrants (see Note 7). The Company expects that additional warrants will be exercised within the next six months thus fulfilling its financing needs.

On March 28, 2000, the Company received a letter of commitment from a bank to provide a new line of credit in the amount of $300,000. Borrowings under this line will bear interest at an annual rate equal to the bank's prime lending rate + 1%, and are collateralized by all of the Company's assets as well as 144,000 shares of the Company's common stock which are held by its President.
The principal payment on this credit line is due in June 2001.


                                    F-14


                              SEPETMBER 30, 2000
                               PICK-UPS PLUS, INC.
                            CONDENSED BALANCE SHEETS

                                   - ASSETS -


BALANCE SHEETS

                                            September 30, 2000   December 31,
                                                   (unaudited)          1999
CURRENT ASSETS:
Cash                                             $   7,715         $  11,188
Accounts  receivable  - net of
  allowance  for  doubtful  accounts  of $10,398
  and $3,344 for 2000 and 1999, respectively        17,227             7,052
Inventories                                         96,808            33,156
Prepaid expenses and other current assets            3,474             2,800
                                                  ------------     ---------

TOTAL CURRENT ASSETS                               125,224            54,196
                                                  ------------     ---------
FIXED ASSETS - NET                                 120,453            25,365
                                                  ------------     ---------
OTHER ASSETS:
     Costs in excess of assets acquired - net       284,843               -
     Franchise development costs - net                6,300           12,600
     Other assets                                    51,905            1,905
                                                   -----------     ---------
                                                    343,048           14,505
                                                    -----------     --------

                                               $    588,725        $  94,066
                                               ============        =========

                    - LIABILITIES AND SHAREHOLDERS' DEFICIT -

CURRENT LIABILITIES:
     Bank credit lines payable                $    393,100         $  93,100
     Accounts payable                              315,295            58,940
     Accrued expenses                               13,925            13,375
     Loans payable - current                        84,424            28,221
     Capitalized lease payable - current            18,618             4,971
                                                   ----------     ----------

TOTAL CURRENT LIABILITIES                          825,362           198,607
                                                 ---------         ---------
NON-CURRENT LIABILITIES:
     Loans payable                                 108,056            22,812
     Capitalized leases                             33,114             4,623
     Loans payable - officer                        56,393            24,781
                                                 ---------         ---------

                                                   197,563            52,216
                                                 ---------         ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Preferred stock, $1 par value;
  5,000,000 shares authorized; none issued           -                    -
Common stock, $.001 par value; 50,000,000 shares
  authorized,7,458,100 and 6,758,100 shares issued and
  attending for 2000 and 1999, respectively          7,458             6,758
Additional paid-in capital                         433,282           197,728
Accumulated deficit                               (874,940)         (361,243)
                                                -------------       ---------
                                                  (434,200)         (156,757)
                                                 -------------      ---------

                                               $   588,725        $   94,066
                                               ============       ==========


                               PICK-UPS PLUS, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)

CONDENSED STATEMENTS OF OPERATIONS
                                  Three Months              Nine Months
                               Ended September 30,      Ended September 30,
                             2000          1999          2000         1999

REVENUES:
Retail sales ..............$ 480,450     $ 178,131    $1,014,568   $650,709

Royalties ....................18,496        35,206        54,702     74,987

Initial franchise fees ........--             --           5,000     25,000
                           ----------    ----------    ----------  --------

                             498,946       213,337     1,074,270    750,696
                            ----------   -----------   ----------  --------


COSTS AND EXPENSES (INCOME):
Cost of sales .............. 283,876       145,685      655,630     475,214

Selling, general and
administrative expenses. . . 408,809       168,354      979,288     448,680

Other income                    --           --         (70,578)       --
Inteest expense............   11,070         --          23,627        --
                            ----------    ----------    ----------  -------
                             703,755       314,039    1,587,967     923,894
                            ----------   ----------  ----------     -------


LOSS BEFORE PROVISION (CREDIT)
FOR INCOME TAXES .          (204,809)     (100,702)    (513,697)   (173,198)

 Provision (credit) for
 income taxes ........          --             --           --         --
                            ----------   ----------  ----------     -------

NET LOSS.................$  (204,809)   $(100,702)    $(513,697) $(173,198)
                         ============   ==========    ========== ==========

BASIC LOSS PER
  COMMON SHARE          $      (.03)   $    (.01)     $  (.07)   $  (.03)
                        ============   ==========     ========   ========


WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING         7,020,322     6,758,100    6,845,415  6,752,309
                          ===========    ===========   ======== ==========



                               PICK-UPS PLUS, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

CONDENSED STATEMENTS OF CASH FLOWS
                                                               Nine Months
                                                         Ended September 30,
                                                            2000        1999
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................   $(513,697)   $(173,198)
Adjustments to reconcile net loss to net cash (utilized)
by operating activities:
     Depreciation and amortization.................      32,924        6,884
     Bad debt provision ...........................       7,054         --
     Compensatory shares ..........................       7,000         --
     Imputed interest on shareholder loan .........       2,254         --
Changes in assets and liabilities:
     (Increase) decrease in accounts receivable....     (17,229)       1,001
     (Increase) decrease in inventory   ...........     (63,652)       3,474
     (Increase) in prepaid expenses and other .....        (674)        --
     Increase in accounts payable .................     256,355       19,871
     Increase in accrued expenses .................         550        4,385
                                                       ---------    ---------
     Net cash (utilized) by operating activities ..    (289,115)    (137,583)
                                                       ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures .............................      (9,481)        --
 Security deposits ................................     (50,000)        --
 Payment re: assets acquired ......................    (140,427)        --
                                                      ---------    ---------
      Net cash (utilized) by investing activities ..   (199,908)        --
                                                       ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from short-term debt .....................    300,000       90,330
 Principal payments of long-term debt ..............    (63,854)        --
 Payments of capitalized leases ....................     (9,208)        --
 Proceeds from shareholder loans ...................     31,612         --
 Proceeds from sale of equity units ................    227,000       11,280
                                                       ---------    ---------
      Net cash provided by financing activities ....    485,550      101,610
                                                       ---------    ---------

NET (DECREASE) IN CASH EQUIVALENTS..................     (3,473)     (35,973)

Cash and cash equivalents, beginning of year   .....     11,188       37,113
                                                       ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...........  $   7,715    $   1,140
                                                       =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period:
      Interest ...................................... $  21,373    $    --
      Taxes .........................................      --           --



                               PICK-UPS PLUS, INC.
                 NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (Unaudited)

NOTE   1   -     DESCRIPTION OF COMPANY:

             Pick-Ups Plus, Inc., the Company, was incorporated in Delaware in 1993. The Company operates and franchises retail automotive parts and accessories stores catering to the light truck market, which is considered to be the fastest growing segment of the motor vehicle market in the United States. There are currently eight franchised locations in operation and three Company owned-stores. Subject to the availability of financing, the Company intends to pursue an aggressive expansion strategy by opening additional company-owned stores and franchise locations.

             The accounting policies followed by the Company are set forth in Note 2 to the Company's annual report filed on Form 10-KSB for the year ended December 31, 1999. Specific reference is made to this report for a description of the Company's securities and the notes to the financial statements included therein.

             In the opinion of management, the accompanying unaudited interim condensed financial statements of Pick-Ups Plus, Inc., contain all adjustments necessary to present fairly the Company's financial position as of September 30, 2000 and the results of its operations for the three and nine month periods ended September 30, 2000 and 1999 and its cash flows for the nine month periods ended September 30, 2000 and 1999.

             The results of operations  for the three and nine month periods
             ended   September  30,  2000  and  1999  are  not   necessarily
             indicative of the results to be expected for the full year.

             The Company currently has insufficient funds available for operations and would be required to seek additional financing to supplement cash generated from the operations of the three Company owned retail stores. Management is undergoing discussions with outside parties to rectify this situation. The Company may determine, depending on the opportunities available to it, to seek additional equity or debt financing to fund the cost of its operations. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all. In the event that the Company is unable to raise additional funds, the Company could be required to either substantially reduce or terminate its operations.
                                     F-18

NOTE   2   -     CAPITAL STOCK AND EQUIVALENTS:

             During the period ended September 30, 2000, the Company received $227,000 in net proceeds and issued 650,000 shares of common stock as of result of the exercise of common stock purchase warrants. The Company also issued 50,000 shares to a consultant in lieu of payment for services rendered aggregating $7,000.

NOTE   3   -     LINES OF CREDIT:

             In May 2000, the Company entered into an agreement with a new bank to provide an additional line of credit in the amount of $300,000. Borrowings under this line bear interest at an annual rate equal to the bank's prime lending rate + 1%, and are collateralized by all of the Company's assets as well as 144,000 shares of the Company's common stock which are held by its President. The principal payment on this credit line is due in June 2001. As of September 30, 2000, borrowings under this new line aggregated $300,000. The Company also has $93,100 outstanding with another bank under a previous line of credit agreement.

                               PICK-UPS PLUS, INC.
                 NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (Unaudited)


NOTE   4   -     ACQUISITION:

             On May 1, 2000, the Company completed the acquisition of the assets of a franchisee. The purchase price of $286,942, was offset by royalties owed to the Company which are being recovered from this franchisee, aggregating $73,042 (including $70,578 from prior years). The remaining balance of $213,900 is payable in cash of $175,000 and 19,450 shares of Company common stock valued at $2.00 per share. The Company paid $60,000 at the time of closing and through September 30, 2000, has paid an additional $50,000. The remaining cash portion of the purchase price is due in monthly installments through December 2000. Costs in excess of the assets acquired of $214,500 is being amortized on a straight line basis over ten (10) years. On August 18, 2000, the Company completed the acquisition of certain net assets of a second franchisee. Assets acquired included store fixtures and inventory and the Company assumed certain accounts payable and a bank loan. Costs in excess of the assets acquired of $80,284, have been assigned to goodwill and is being amortized on a straight line basis over ten (10) years.

                            PICK-UPS PLUS, INC.
                            -------------------
                    3,844,332 shares of common stock
             to be sold by certain selling securityholders


                             ----------------
                               PROSPECTUS
                             ----------------

                            December 26, 2000


     No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in this Prospectus with respect to the offering made hereby. This Prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of our company since the date hereof.


                         TABLE OF CONTENTS
                         -----------------
                                                                 Page
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Disclosure Regarding Forward Looking Statements. . . . . . . . . . 10
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . 11
Management's Discussion and Analysis of Financial Condition
 and Results of Operations . . . . . . . . . . . . . . . . . . . . 11
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Security Ownership Of Certain Beneficial Owners and Management . . 21
Certain Relationships and Related Transactions . . . . . . . . . . 21
Selling Securityholders. . . . . . . . . . . . . . . . . . . . . . 22
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . 24
Description of Securities. . . . . . . . . . . . . . . . . . . . . 26
Where You Can Find Additional Information. . . . . . . . . . . . . 28
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Index to Financial Statements. . . . . . . . . . . . . . . . . . . F-1
